SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Announcement  |  Lisbon  |  28 October 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that UBS AG now holds less than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the disposal, by UBS AG, Zurich and Basel, through an OTC transaction, of 5,842,479 PT ordinary shares, made on 19 October 2011. As a result of such transaction, UBS AG now holds a qualified holding corresponding to a total of 42,406,924 ordinary shares representing 4.73% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding is attributed to UBS AG as follows:

•                                         UBS AG: 13,958,950 ordinary shares representing 1.56% of the share capital and voting rights in PT;

•                                         UBS AG on behalf of several of its clients: 13,328,386 ordinary shares representing 1.49% of the share capital and voting rights in PT;

•                                         CCR Asset Management: 1,585,096 ordinary shares representing 0.18% of the share capital and voting rights in PT;

•                                         UBS Financial Services Inc.: 226,050 ordinary shares representing 0.03% of the share capital and voting rights in PT;

•                                         UBS Fund Management (Switzerland) AG: 843,373 ordinary shares representing 0.09% of the share capital and voting rights in PT;

•                                         UBS Fund Services (Luxembourg) SA: 8,129,399 ordinary shares representing 0.91% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Americas) Inc.: 96,855 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Australia) Ltd.: 15,415 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Deutschland) GmbH: 582,505 ordinary shares representing 0.06% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Japan) Ltd.: 135,084 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (UK) Ltd: 3,236,735 ordinary shares representing 0.36% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management Life Ltd: 173,683 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                                         UBS O’Connor LLC: 95,393 ordinary shares representing 0.01% of the share capital and voting rights in PT;

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following a communication received by fax from UBS AG, P.O. Box 8098 Zurich, Switzerland.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.